03014294

AR 3/6/03

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17212

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SunTrust Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

303 Peachtree St., NE, Suite 2400
(No. and Street)

Atlanta (City) GA (State) 30308 (Zip Code)

MAR 3 2003

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura J. Deasy 404-588-7640

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

PricewaterhouseCoopers LLP
(Name-if individual, state last, first, middle name)

10 Tenth Street (Address) Atlanta (City) GA (State) 30309 (Zip Code)

Check One:

- (X) Certified Public Accountant
- ( ) Public Accountant
- ( ) Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Laura J. Deasy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SunTrust Capital Markets, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

DEBORAH DARLENE GARRETT
Notary Public, Fulton County, Georgia
My Commission Expires Feb. 15, 2005

This report ** contains (check all applicable boxes):

(X) (a) Facing Page.
(X) (b) Statement of Financial Condition.
(X) (c) Statement of Income (Loss).
(X) (d) Statement of Changes in Financial Condition.
(X) (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital.
(X) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X) (g) Computation of Net Capital.
(X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X) (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
(   ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X) (l) An Oath or Affirmation.
(   ) (m) A copy of the SIPC Supplemental Report.
(   ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of the filing see section 240.17a-5(e)(3).*

SunTrust Capital Markets, Inc.

(A wholly-owned subsidiary of SunTrust Banks, Inc.)

Financial Statements

For the Year Ended
December 31, 2002

SunTrust Capital Markets, Inc.
(A wholly-owned subsidiary of SunTrust Banks, Inc.)
Table of Contents to Financial Statements and Supplementary Schedules
For the Year Ended December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
10 Tenth Street
Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000
Facsimile (678) 419 1239

Report of Independent Accountants

To the Shareholder and Board of Directors of
SunTrust Capital Markets, Inc.:

In our opinion, the accompanying statement financial condition and the related statements of income, changes in shareholder's equity, changes in subordinated borrowings and cash flows present fairly, in all material respects, the financial position of SunTrust Capital Markets, Inc. (the "Company") at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The Company's financial statements for the year ended December 31, 2001, prior to the revisions described in Note 2, were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financial statements in their report dated February 22, 2002.

As discussed in Note 1 to the financial statements the Company changed its method of accounting for goodwill in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets".

As discussed in Note 2, the Company has restated its retained earnings at December 31, 2001 from amounts previously reported on by other independent accountants who have ceased operations to reflect the impact of revenue not recognized during the year ended December 31, 2001. We audited the adjustments described in Note 2 that were applied to revise the December 31, 2001 financial statements. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review or apply any procedures to the December 31, 2001 financial statements of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the December 31, 2001 financial statements taken as a whole.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
February 14, 2003

SunTrust Capital Markets, Inc.
(A wholly-owned subsidiary of SunTrust Banks, Inc.)
Statement of Financial Condition
For the Year Ended December 31, 2002
($ in thousands, except per share amounts)

Assets		
Cash and cash equivalents	$	301
Cash and securities segregated under Federal and other regulations		19,163
Receivables from brokers and dealers		24,437
Securities purchased under agreements to resell		3,662,138
Securities owned:		
US government and agency obligations		28,716
State and municipal obligations		110,396
Corporate debt and equities		119,352
Commercial paper		307,383
Other		39,502
Total securities owned (including encumbered securities of $391,447)		605,349
Receivable for unsettled securities transactions, net		13,109
Accrued interest and other income receivable		8,031
Secured demand note receivable from Parent		160,000
Due from related parties		868
Furniture, equipment, and leasehold improvements, less accumulated depreciation and amortization of $19,872		20,955
Goodwill		88,457
Other assets		35,107
Total Assets	$	4,637,915
Liabilities		
Securities sold but not yet purchased	$	44,876
Securities sold under agreements to repurchase		4,000,941
Accrued compensation and benefits		49,290
Accrued interest payable and other liabilities		11,245
Due to related parties		455
Note payable to related parties		152,430
Income taxes payable to Parent		818
Total liabilities		4,260,055
Commitments and contingencies:		
Subordinated demand note payable to Parent		160,000
Shareholder's Equity		
Common stock, $1 par value; 100,000 shares authorized, issued, and outstanding		100
Additional paid-in capital		196,518
Retained earnings		21,242
Total shareholder's equity		217,860
Total Liabilities and Shareholder's Equity	$	4,637,915

The accompanying notes are an integral part of these financial statements.

SunTrust Capital Markets, Inc.
(A wholly-owned subsidiary of SunTrust Banks, Inc.)
Statement of Operations
For the Year Ended December 31, 2002
($ in thousands)

Revenues:		
Trading gains	$	81,530
Corporate finance fees		85,466
Commissions		60,842
Underwriting fees		10,396
Interest		86,424
Other		15,366
Total revenues		340,024
Expenses:		
Compensation and benefits		127,728
Fees paid to related parties		32,549
Outside processing and software		14,996
Occupancy and equipment		11,328
Interest		79,654
Other		29,832
Total expenses		296,087
Net income before taxes		43,937
Provision for income taxes		(15,830)
Net Income	$	28,107

The accompanying notes are an integral part of these financial statements.

SunTrust Capital Markets, Inc.
(A wholly-owned subsidiary of SunTrust Banks, Inc.)
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2002
($ in thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2001 (Note 2)	$ 100	$ 196,518	$ (6,865)	$ 189,753
Net Income	-	-	28,107	28,107
Balance, December 31, 2002	$ 100	$ 196,518	$ 21,242	$ 217,860

The accompanying notes are an integral part of these financial statements.

SunTrust Capital Markets, Inc.
(A wholly-owned subsidiary of SunTrust Banks, Inc.)
Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2002
($ in thousands)

Subordinated Demand Note Payable to Parent, Beginning of Year	**$ 160,000**
Repayment of subordinated demand note	-
Issuance of subordinated demand note	-
Subordinated Demand Note Payable to Parent, End of Year	**$ 160,000**

The accompanying notes are an integral part of these financial statements.

SunTrust Capital Markets, Inc.
(A wholly-owned subsidiary of SunTrust Banks, Inc.)
Statement of Cash Flows
For the Year Ended December 31, 2002
($ in thousands)

Cash flows from operating activities:		
Net income	$	28,107
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		4,575
(Increase) decrease in operating assets:		
Cash and security segregated under federal and other regulations		(8,875)
Securities purchased under agreements to resell		(789,084)
Securities owned, net		45,147
Receivables:		
Brokers, dealers, customers, and others		(314,433)
Due from related parties		2,833
Accrued interest and other income receivable		(1,086)
Other		(20,249)
Increase (decrease) in operating liabilities:		
Payables to brokers, dealers, customers, and others		298,681
Securities sold but not yet purchased		(13,343)
Securities sold under agreements to repurchase		844,964
Accrued compensation and benefits		(27,492)
Accrued interest payable and other liabilities		(7,467)
Due to related parties		(1,901)
Income taxes payable to Parent		(2,349)
Net cash provided by operating activities		38,028
Cash flows from investing activities:		
Capital expenditures		(6,762)
Net cash used in investing activities		(6,762)
Cash flows from financing activities:		
Payments to Parent and related parties from notes payable		(31,266)
Net cash used in financing activities		(31,266)
Net change in cash and cash equivalents		-
Cash and cash equivalents, beginning of year		301
Cash and cash equivalents, end of year	$	301
Supplemental cash flow information:		
Cash paid for:		
Interest	$	79,529
Income taxes paid to Parent	$	15,779

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

Organization

The Company is a wholly-owned subsidiary of SunTrust Banks, Inc. (the "Parent"). The Company's operations consist of buying and selling securities for its customers and its own account and certain underwriting and other brokerage activities. The corporate finance function arranges public and private debt and equity placement services and other products for its customers. In addition, the Company is an active underwriter of debt for municipalities and not-for-profit institutions. The Company is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer and is a member of the New York Stock Exchange (the "NYSE") and the National Association of Securities Dealers (the "NASD").

The Company clears fixed-income transactions on an omnibus basis through a third party, however, certain transactions with SunTrust Bank are self-clearing. The Company clears all equity transactions on a fully disclosed basis through a third party.

Securities Transactions

Securities transactions and related gains and losses are recorded on a trade-date basis. Marketable securities owned are valued at the last reported price on the exchange which they trade at December 31, 2002, and securities not readily marketable are valued at their estimated fair value based on quoted bid prices or pricing models, as determined by management; except for short positions, which the last quoted asked price is used. The resulting difference between cost and market is included in income. Included in securities owned on the accompanying statement of financial condition is approximately $289,000 of not readily marketable securities as of December 31, 2002. This balance is principally comprised of restricted stock.

Underwriting, Advisory and Corporate Finance Fees

Underwriting fees are recognized at the time the underwriting is completed and the income is reasonably determinable. Advisory fees are negotiated based on specific services offered and are recognized when such services are completed without further obligations. Corporate finance fees are negotiated based on the specific transactions and are recognized upon consummation of the transactions.

Commission Transactions

Commissions are recognized when the Company has provided the related services. Expenditures to third-party vendors for soft-dollar products and services are deferred until the client brings in the amount of soft-dollar commission required. At December 31, 2002, there were approximately $1.4 million and $3.8 million included in other assets and other liabilities in the accompanying statement of financial condition related to the deferral and accrual of soft-dollar costs, respectively.

Collateral

The company continues to report assets it has pledged as collateral in secured borrowings and other arrangements when the secured party cannot sell or re-pledge the assets.

1. Summary of Significant Accounting Policies (Continued)

Furniture, Equipment and Leasehold Improvements

Furniture and equipment are recorded at historical cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are recorded at historical cost. Amortization is computed using the straight-line method over the lesser of the economic useful life of the improvement or the term of the lease.

Exchange Memberships

Accounting principles generally accepted in the United States of America require that exchange memberships owned be valued at cost or at a lesser amount if there is an other-than-temporary impairment in value. The Company has stated its exchange membership owned at cost, which was $2.3 million, as part of other assets in the accompanying financial statements. The costs and carrying value of the exchange membership approximated its fair value as of December 31, 2002.

Impairment of Long-Lived Assets

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", the Company reviews its long-lived assets, including goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. To determine recoverability of its long-lived assets, the Company evaluates the probability that future discounted net cash flows will be less than the carrying amount of the assets.

Income Taxes

The Company does not file its own income tax return but is included in the consolidated income tax return of the Parent. The Company provides for taxes as if it were filing a separate return and pays for its pro rata share of the consolidated current tax liability or receives a refund for any current tax benefit. Payments to tax authorities are made by the Parent.

Deferred income taxes are provided when income and expenses are recognized in different years for financial and tax reporting purposes. For the Company, there are no significant differences in the tax and financial statement bases of its assets or liabilities, other than goodwill.

The benefit or provision for income taxes, included in the accompanying statement of operations, differs from the Federal statutory rate of 35% due to nondeductible interest expense, tax-exempt interest income, and disallowed entertainment expenses for tax purposes.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business. The Company does not consider cash segregated under Federal or other regulations as cash and cash equivalents for the statement of cash flows.

1. **Summary of Significant Accounting Policies (Continued)**

Recent Accounting Pronouncements

In June of 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 eliminates the amortization of goodwill and other non-separable intangible assets and requires that goodwill be evaluated for impairment by applying a fair value-based test. The Company adopted these new standards as of January 1, 2002, in accordance with the established effective dates, except for its acquisition of The Robinson-Humphrey Company, LLC, which was adopted effective the date of acquisition in accordance with the standard. The Company completed its annual impairment tests as of December 31, 2002, with no impairment.

In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes both SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which previously governed impairment of long-lived assets, and APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," which addressed the disposal of a business segment. The Company adopted the new standard effective January 1, 2002, with no material impact on the Company's financial statements.

In November 2002, FASB issued FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FIN No. 34." FIN 45 details the disclosures that should be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. The Interpretation also requires a company to record a liability for certain guarantees that have been issued. The disclosure provisions are effective for interim or annual periods ending after December 15, 2002. The recognition requirements of the Interpretation are effective for all guarantees issued or modified subsequent to December 31, 2002. The Company has incorporated the necessary disclosures in Note 11 to the financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. **Restatement of Retained Earnings**

The audited financial statements contain a $4.1 million (after tax) adjustment to opening retained earnings that relates to an error in the recognition of income for the year ended December 31, 2001.

3. Cash and Securities Segregated Under Federal and Other Regulations

A U.S. Treasury bill (market value of $10.2 million as of December 31, 2002) and $9.0 million of cash as of December 31, 2002, have been segregated in a special reserve account for the benefit of customers of the Company under SEC rule 15c3-3.

4. Securities Under Agreements To Resell and Repurchase

Securities are collateralized by U.S. government or agency securities and are carried at the amounts at which the securities will be subsequently resold or repurchased.

The collateral is generally required to be between 100% to 105% of the underlying securities. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. The Company has accepted collateral with a fair value of $3.68 billion, at December 31, 2002, that the Company is permitted by contract or custom, to sell or repledge, and has repledged $3.63 billion of that collateral as of December 31, 2002. Total collateral pledged as of December 31, 2002, amounted to $4.03 billion.

5. Securities Sold But Not Yet Purchased

Sales of securities not yet purchased represent an obligation of the Company to deliver specified securities at a predetermined date and price. The Company will be obligated to acquire the required securities at prevailing market prices in the future to satisfy this obligation. Securities sold but not yet purchased consisted of the following at quoted market prices at December 31, 2002:

	(in thousands)
U.S government obligations	$ 44,700
Equities	176
	$ 44,876

6. Employee Benefits

The Company participates in the pension and other employee benefit plans of the Parent for the benefit of substantially all employees of the Company. In addition, certain management employees participate in incentive-based compensation plans of the Parent. Costs of the pension plan are computed under the projected unit credit method, and the plan is funded using the entry age actuarial cost method. Benefit information is not available from the actuary for individual subsidiaries of the Parent. The Company's contributions to the pension and other employee benefit plans were approximately $67.9 million in 2002, all of which is included in compensation and benefits in the accompanying statement of operations.

With regards to the funded status of the overall pension plan, the Parent performed a benefits study in 2002 to determine the long-term costs and competitive position of this plan. This study resulted in the decision by the Parent to reduce future benefits effective January 31, 2003. This change will reduce the Parent's long-term costs for the plan. In addition to managing cost levels, the Parent contributed $115.9 million to this plan in 2002 to maintain a well-funded position. On January 2, 2003, the Parent made an additional $200.0 million contribution to the plan and will continue to review the funded status of the plan and make additional contributions as permitted by law.

7. Transactions with Related Parties

During the period ended December 31, 2002, the Company engaged in various transactions with the Parent and its affiliates. Balances with respect to related parties at December 31, 2002 are:

		(in thousands)
Cash and cash equivalents	$	301
Cash segregated under federal and other regulations		9,001
Securities purchased under agreements to resell		2,930,302
Due from related parties		868
Note receivable from Parent		160,000
Securities sold under agreements to repurchase		2,939,302
Accrued interest payable to related parties		284
Due to related parties		171
Note payable to related parties		152,430
Income taxes payable to Parent		818
Subordinated demand note payable to Parent		160,000
Amounts with related parties included in the statement of operations:		
Revenues:		
Interest		52,338
Trading gains		6,150
Expenses:		
Interest		55,100
Fees paid to related parties		32,549

The Company has a $160.0 million unsecured demand revolving line of credit with the Parent. The line of credit has a stated interest rate at the Parent's monthly average cost of funds, which was 1.49% at December 31, 2002, and interest is to be paid monthly. At December 31, 2002, the outstanding balance on this unsecured line of credit was $0.

The Company has a $160.0 million subordinated collateralized noninterest-bearing demand note with the Parent that matures on December 15, 2003. Under the terms of the note, the Parent provided the Company with a noninterest-bearing demand note, collateralized by marketable securities owned by the Parent. The subordinated borrowing is covered by agreements approved by the NYSE, and thus, the amount is available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with the net capital requirements (Note 9), it may not be repaid. Furthermore, the Company must notify the NYSE within six months of the Company's intent to make payments. As of December 31, 2002, no such notices had been presented to the NYSE.

The Company also has a $300.0 million line of credit with SunTrust Bank ("STB"). The line of credit has a stated interest rate equal to STB's overnight cost of funds at the date of the advance plus ten basis points. The interest rate at December 31, 2002 was 1.35%. Any advances and accrued interest are due the following business day. At December 31, 2002, the outstanding balance was $152.4 million.

7. **Transactions with Related Parties (Continued)**

The Company also has a $5.0 million overdraft facility note with STB. The overdraft facility has a stated interest rate equal to ten basis points per annum above STB's overnight cost of funds at the date of advance under the facility. Advances and accrued interest under the facility are due the following business day. At December 31, 2002, there were no outstanding borrowings under the facility.

8. **Commitments and Contingencies**

The Company leases certain office facilities and equipment under noncancelable leases that expire through 2010, some of which have stated rate increases. In addition, the Company has various obligations, mostly monthly commitments of less than one year, under other equipment leases. Minimum rental commitments on noncancelable leases for each of the following years ending December 31 are as follows:

	(in thousands)
2003	$ 7,977
2004	7,595
2005	6,855
2006	6,314
2007	4,588
Thereafter	1,718
Total minimum lease payments	$ 35,047

Rental expense for the year ended December 31, 2002 was $6.7 million.

Litigation

The Company is not aware of any material litigation or claims against the Company. In the normal course of business, the Company may become subject to such litigation or claims.

9. **Net Capital Requirements**

The Company is subject to the SEC's Uniform Net Capital requirements under Rule 15c3-1, which require the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1.0 million or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2002, the Company had net capital, as defined, of $215.5 million, which was $214.4 million in excess of the required net capital.

10. **Financial Instruments with Off-Balance Sheet Risk**

The Company is a party to certain financial instruments with off-balance sheet risk in the normal course of trading inventory and clearance of customers' securities transactions, including securities sold but not yet purchased. These instruments involve, to varying degrees, elements of market risk whose ultimate obligation may exceed the amounts recognized in the December 31, 2002 financial statements.

10. Instruments with Off-Balance Sheet Risk (Continued)

In the event of the nondelivery of customers' securities owed by the Company due from other broker-dealers or its customers, the Company may be required to purchase identical securities in the open market. Such purchases might result in losses not reflected in the accompanying financial statements. The market values of securities owed the Company at December 31, 2002 approximate the amounts payable. The Company monitors the credit standing of each broker-dealer and customer with which it conducts business.

11. Guarantees to Third Parties

The Company uses a third party clearing broker to clear and execute customers' equity securities transactions and to hold customer accounts. Under the agreement, the Company will indemnify the broker for amounts paid to purchase the security. The maximum potential liability could be equal to the aggregate trading volume of the customers' transactions during the settlement period; however, this cannot be estimated due to the volatility in daily trading volumes. The liability is minimized by the fact that, in the event of non-performance by the customer, the underlying security would be transferred to the Company who would in turn immediately liquidate the position, limiting the loss exposure to the market fluctuation in the underlying price of the security. Additionally, the Company may seek recourse from the customer by reimbursing itself from any cash or securities in the defaulting customers' account. For the year ended December 31, 2002, the Company experienced minimal net losses as a result of the indemnity. The clearing agreement expires in 2005.

12. Fair Value of Financial Instruments

The Company's financial instruments are either at quoted market prices or have stated rates of interest which approximate current market rates. As a result, the recorded amounts of these financial instruments approximate their estimated fair values at December 31, 2002.

SunTrust Capital Markets, Inc.

Schedule I

(A wholly-owned subsidiary of SunTrust Banks, Inc.)
Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
December 31, 2002
($ in thousands)

Computation of Net Capital:		
Total shareholder's equity		$ 217,860
Add:		
Subordinated borrowings allowable in computation of net capital		160,000
Total capital and allowable subordinated borrowings		377,860
Deductions and/or charges:		
Nonallowable assets	$ 152,735	
Additional charges for customers' and non-customers' security accounts	341	
Other deductions or charges	2,013	155,089
Net capital before haircuts on securities positions		222,771
Haircuts on securities		
Trading assets:		
U.S. government and agency obligations	1,951	
State and municipal obligations	1,640	
Stocks and warrants	89	
Corporate obligations	3,378	
Undue concentration	64	
Other securities	166	7,288
Net capital		215,483
Computation of alternative net capital requirement		
2% of aggregate debit items as shown in formula for reserve requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation (or $1,000,000 if greater) - net capital requirement		1,049
Excess net capital		**$ 214,434**
Net capital in excess of 5% of aggregate debit items or 120% of the net capital requirement if greater		**$ 214,224**

There are no material differences between this computation and that filed by the Company on its unaudited Form X-17A-5 as of December 31, 2002.

SunTrust Capital Markets, Inc. — Schedule II

(A wholly-owned subsidiary of SunTrust Banks, Inc.)
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2002
($ in thousands)

Credit balances:		
Free credit balances and other credit balances in customers' security accounts	$	111
Customer-related fails to receive		1,249
Market value of short securities and credits in all suspense accounts over 30 calendar days		646
Other		653
Total credit balances		2,659
Debit balances:		
Customer debit balances		1,406
Less 3%		(42)
Total debit balances	$	1,364
Reserve computation:		
Excess of total credits over total debits required to be on deposit in the "Reserve Bank Account"	$	1,295
Reconciliation of amount on deposit in the "Reserve Bank Account" at December 31, 2002:		
Amount on deposit in the "Reserve Bank Account" at December 31, 2002	$	19,163

There are no material differences between this computation and that filed by the Company on its unaudited Form X-17A-5 as of December 31, 2002.

SunTrust Capital Markets, Inc. — Schedule III

(A wholly-owned subsidiary of SunTrust Banks, Inc.)
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2002

MARKET VALUE AND THE NUMBER OF ITEMS OF:	
Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	None
NUMBER OF ITEMS	None
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	None
NUMBER OF ITEMS	None

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
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Atlanta GA 30309-3851
Telephone (678) 419 1000
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Report of Independent Accountants on Internal Control Required By SEC Rule 17a-5

To the Shareholder and Board of Directors of
SunTrust Capital Markets, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of SunTrust Capital Markets, Inc (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 14, 2003